SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.129/0001-45 – NIRE No 33.3.0026819-7
Publicly Held Company

Annual and Special General Meetings
Call Notice

The shareholders are hereby called to attend the Annual and Special General Meetings of the company to be held at 2:00 p.m. on March 29, 2005, at the company's registered office, at Praia de Botafogo, 501, 7º andar, Torre Corcovado, Sala das Bandeiras, Botafogo, in the Capital of the State of Rio de Janeiro, in order to resolve on the following agenda: Annual General Meeting: (1) Receive the accounts from Directors; review, discuss and vote on the company's financial statements for the fiscal year ended in 12.31.2004; (2) Resolve on the destination of the net income for the year and the distribution of dividends; (3) Approve the capital budget of the company for fiscal 2005; (4) Elect the members of the Company's Committee and; (5) Establish the annual overall remuneration of directors and the individual remuneration of the members of the Audit Committee. Special General Meeting: resolve on the following proposals of the Board of Directors: (1) ratify the wording of article 5 of the Bylaws as suggested by the Board of Directors in the meeting held on 03.30.2004, when the increase in the capital stock of the company was approved, resulting from the capitalization of the credit of controlling shareholders arising from tax benefits on premiums of past fiscal years, in the subsidiaries Telerj Celular S.A. and Telest Celular S.A.; (2) proceed to the reverse split of 449,009,994,135 book-entry nominative shares, with no value, of which 189,434,957,933 are common shares and 259,575,036,202 are preferred shares, representative of the capital stock, in the proportion of five thousand (5,000) shares to one (1) share of the respective types, by converting such shares into 89,801,999 book-entry nominative shares, with no par value, of which 37,886,992 are common shares and 51,915,007 are preferred shares, in accordance with that provided for, in Article 12 of Law 6404/76, and the consequent amendment to article 5 of the Bylaws; (3) as a result of the proposal of reverse split, amend article 4 of the Bylaws, as to the limit of the authorized capital, from the limit of up to seven hundred billion (700,000,000,000) shares, to one hundred and forty million (140,000,000) shares.

GENERAL INSTRUCTIONS

A) The proxies for the Meetings shall be deposited in the registered office, Praia de Botafogo, 501, 7º andar, Torre Corcovado (Núcleo Jurídico Empresarial) up to forty eight (48) hours before the Meetings;

B) The shareholders which take part in the Fungible Custody of Nominative Shares of Stock Exchanges and wish attend these Meetings, shall submit a report issued up to forty eight (48) hours before the Meetings, showing their respective ownership interest; and

C) The documents and proposals are available to shareholders at the address mentioned in item "A". Such documents and proposals can be displayed in the Investor Relations' website www.vivo.com.br/ri and in BOVESPA's website www.bovespa.com.br of.

Rio de Janeiro, February 22, 2005.

Felix Pablo Ivorra Cano

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.